UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G	Amendment 3

(Name of Issuer)
Dover Downs Gaming & Entertainment, Inc.

(Title of Class of Securities)
Common Stock

(CUSIP Number)
260174107

Rule 13d-1(c)

(Date of Event Which Requires Filing of This Statement)
December 31, 2008

NAME OF REPORTING PERSON
Nordea Investment Funds S.A.

I.R.S. IDENTIFICATION NO.
00-0000000

MEMBER OF A GROUP?
(b) NO

PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 		1,144,500
SHARED VOTING POWER 		0
SOLE DISPOSITIVE POWER 		1,144,500
SHARED DISPOSITIVE POWER 	0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,144,500

AGGREGATE AMOUNT BENEFICIALLY OWNED EXCLUDES CERTAIN SHARES
(no)

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	7.5%

TYPE OF REPORTING PERSON
00



ITEMS 1 - 10 OF GENERAL INSTRUCTIONS

Item 1.
(a)Name of Issuer: 	Dover Downs Gaming & Entertainment, Inc.
(b)Address of Issuer: 	P O BOX 843, Dover, DE 19903

Item 2.
(a)Name of Person Filing: Nordea Investment Funds S.A.
(b)Address of Person Filing: 672, rue de Neudorf, Findel, P.O.Box 782, L-2017, Luxembourg
(c)Citizenship:  Luxembourg
(d)Title of Class of Securities:  Common Stock
(e)CUSIP Number:  	260174107

Item 3.
N/A

Item 4. Ownership

Nordea Investment Funds S.A.

(a)Amount Beneficially Owned: 1,144,500
(b)Percent of Class: 	7.5%
(c)Number of Shares as to which such person has:

(i)sole power to vote or to direct the vote: 1,144,500
(ii)shared power to vote or to direct the vote: 0
(iii)sole power to dispose or to direct the disposition of: 1,144,500
(iv)shared power to dispose or to direct the disposition of: 0


Item 5. Ownership of Five Percent or Less of Class:
        No

Item 6. Ownership of More than Five Percent on Behalf of Another
Person: N/A

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company: N/A

Item 8. Identification and Classification of Members of the Group: N/A


Item 9. Notice of Dissolution of Group:
        N/A

Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2009


/s/ Charles Atkins
_____________________________________
Charles Atkins
as Agent